Exhibit 99.1

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name
ELEVRA LITHIUM LIMITED

Date of this announcement
Thursday February 19, 2026

The +securities the subject of this notification are:
+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX
Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

ELVAM	PERFORMANCE RIGHTS	1,407,986	17/02/2026

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 1 - Entity and announcement details

1.1 Name of entity
ELEVRA LITHIUM LIMITED
We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	26091951978

1.3 ASX issuer code
ELV

1.4 The announcement is
New announcement
1.5 Date of this announcement
19/2/2026

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 2 - Issue details

2.1 The +securities the subject of this notification are:
+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2 a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:
has an existing ASX security code (“existing class”)

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description
ELVAM : PERFORMANCE RIGHTS

Date the +securities the subject of this notification were issued
17/2/2026

Will these +securities rank equally in all respects from their issue date with the existing issued
+securities in that class
Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?
Yes
Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Lucas Dow	Dow Group Investments Trust	334,558

Sylvain Collard	Sylvain Collard	253,954

Christian Cortes	Christian Cortes	133,037

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms
https://announcements.asx.com.au/asxpdf/20251020/pdf/06qr0y78p0ljh5.pdf

Any other information the entity wishes to provide about the +securities the subject of this notification
The Company’s Equity Incentive Plan and the issues of securities under it (including to the MD/CEO) was approved by shareholders at the Company’s AGM on 21 November 2025.

Issue details

Number of +securities
1,407,986

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:
The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)
ASX +security code and description	Total number of +securities on issue

ELV : ORDINARY FULLY PAID	169,376,771

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)
ASX +security code and description	Total number of +securities on issue

ELVAM : PERFORMANCE RIGHTS	2,753,451

ELVAN : OPTION EXPIRING 31-DEC-2028 EX $4.80	2,723,613

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?
Yes

5.1 a Select the number of the applicable exception in Listing Rule 7.2
13

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